March 11, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Kathryn Jacobson
Mr. Craig Wilson
Mr. Jeff Kauten
Ms. Kathleen Krebs

Re:	DoubleDown Interactive Co., Ltd.

Amendment No. 1 to Draft Registration Statement on Form F-1

CIK No. 0001799567

Ladies and Gentlemen:

This letter is submitted on behalf of DoubleDown Interactive Co., Ltd., a foreign private issuer organized under the laws of the Republic of Korea (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft Registration Statement on Form F-1 confidentially submitted to the Commission on January 21, 2020 (the “Registration Statement”), as set forth in your letter dated February 18, 2020 addressed to In Keuk Kim, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting to the Commission Amendment No. 1 to the draft Registration Statement on Form F-1 (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments, for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended. We are separately delivering to the Commission for the Staff’s reference six (6) hard copies of Amendment No. 1 and the exhibits filed therewith, four (4) copies of which have been marked to show the changes made to the Registration Statement.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses refer to Amendment No. 1.

Supplementally, to facilitate the Staff’s understanding of the broader transaction and relationships among the Company and its stakeholders, the Company respectfully requests that the Staff take note and consider the following transactions that will take place in conjunction with the offering:

•

Under the terms of the Bonds (both the convertible bonds and the non-convertible bonds with warrants), DoubleU Games Co., Ltd. (“DUG”) has the right to terminate the Bonds and/or the Joint Investment Agreement in certain circumstances (including repayment of the Bonds or the completion by DDI of the initial public offering) or by mutual agreement. The Company has been advised by DUG that the following transactions are expected to occur prior to the public filing of the Form F-1:

•	The convertible bonds held by STIC will be converted into shares of common stock in full satisfaction of the obligations thereunder;

•	The non-convertible bonds will be tendered by STIC in exercise of the warrants for shares of common stock in full satisfaction of the obligations under those instruments; and

•	The Joint Investment Agreement will be terminated by DUG and STIC and will have no further force or effect.

GREENBERG TRAURIG, LLP ● ATTORNEYS AT LAW ● WWW.GTLAW.COM

1840 Century Park East, Suite 1900 ● Los Angeles, California 90067-2121 ● Tel 310.586.7700 ● Fax 310.586.7800

U.S. Securities and Exchange Commission

March 11, 2020

•

In addition, the Company will further amend and restate its articles of incorporation prior to the effective date of the Registration Statement to modify existing private company terms, such as the pre-emptive rights provisions, to conform to terms consistent with those of publicly-traded companies. Disclosure under “Description of Securities” will be revised to reflect the intended changes in a subsequent amendment.

As a result of the foregoing, the Company expects that DUG will continue to own a majority of the outstanding common shares immediately following the offering. The expected holdings of DUG and STIC, respectively, cannot be known at this time and are subject to further discussions with the underwriters as to the overall size of the offering to the public of new shares and any shares that may be sold by STIC as part of the offering.

Draft Registration Statement on Form F-1

Cover Page

1.	Please identify the entity that will control the company and disclose the percentage of voting power that will be held by that entity after the consummation of the offering.

Response to Comment No. 1:

The cover page of the prospectus has been revised in response to the Staff’s comment. Supplementally, the Company advises the Staff that the estimated percentage will be included in a further amendment once this information becomes available closer to the time of the offering. However, at this time, the Company expects that DUG will continue to hold a majority of the Company’s outstanding common shares following the consummation of the offering.

Our Company, page 1

2.	You disclose on page 2 the average time per day spent by an average U.S. adult on a smartphone in 2019. Please disclose the amount of time the average U.S. adult spent on mobile gaming.

Response to Comment No. 2:

The disclosures in the first bullet point on page 2 and the related disclosures on page 67 have been revised in response to the Staff’s comment.

3.

Please clarify why you believe your market opportunity includes the global casual gaming market when it appears that the games you offer are within the social casino segment of casual gaming. Disclose that you currently generate most of your revenue from the United States.

Response to Comment No. 3:

The disclosure on pages 3 and 68 has been revised in response to the Staff’s comment. The Company has added disclosure on page 68 to further address the Staff’s comment. In addition, the first full paragraph on page 2 and last sentence on page 64 have been revised, as requested, to include the percentage of revenue generated from the United States.

U.S. Securities and Exchange Commission

March 11, 2020

Risk Factors

Risks related to our business and industry, page 12

4.	Please add a risk factor that addresses the general decline in your average monthly active users and your average daily active users.

Response to Comment No. 4:

The Company respectfully advises the Staff that it does not consider it appropriate to add the requested risk factor. While DAU and MAU have declined in recent quarters, the Company’s overall revenue and ARPDAU has increased over this same period. MAU and DAU are indicators of the scale of the Company’s player base and the potential number of paying players. The Company considers these metrics instructive to management as to how to allocate marketing spend and less significant to revenue than the total amount of spend by paying users. Consequently, the Company does not consider this decline in DAU and MAU to constitute a significant risk to its business in light of the dynamics. If in the future the Company determines that there are other factors, particularly outside of its control, that signify a material risk or trend, the Company will add an appropriate risk factor in future filings. The Company has added disclosure under “Key performance indicators” on page 52 to explain this dynamic more fully and refers the Staff to such disclosure.

We rely on a small percentage of our players…, page 12

5.

Please provide additional context regarding your statement that you derive nearly all of your revenue from a small percentage of your players by disclosing the amount or percentage of your revenue derived from these players and the percentage of your paying players from which this revenue is derived.

Response to Comment No. 5:

The Company has revised the disclosure in this risk factor on page 12 in response to the Staff’s comment.

The Company supplementally advises the Staff that substantially all of the Company’s revenue is derived from player purchases of virtual chips. The Company’s subscription revenue model was recently launched and the revenue in the periods presented in Amendment No. 1 has been immaterial.

Our DoubleDown Casino game has generated substantially all of our revenue…, page 13

6.	Please disclose the percentage of your revenue generated by your DoubleDown Casino game.

Response to Comment No. 6:

The Company has added the percentage of revenue for 2019 and 2018 in the risk factor on page 13 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

March 11, 2020

Risks related to our relationship with DoubleU Games, page 28

7.	Please add risk factor disclosure addressing the following:

•	Whether you have any agreements governing conflicts of interest between the company and DoubleU Games.

•

Whether a controlling shareholder owes fiduciary duties to a company and its minority shareholders under Korean law. In this regard, discuss how any fiduciary duties owed by a controlling shareholder may differ under Korean law from U.S. corporate law and how that might affect the ability of minority shareholders or the company to protect their respective interests.

Response to Comment No. 7:

The Company has added the requested risk factor on page 28 in response to the Staff’s comment.

Our marketing efficiency, page 45

8.

For each period presented, please provide comparative data on your average cost per installation, or CPI, in the table that contains your payback period. In this regard, we note that your payback period fluctuates based on your CPI for a given period and that you monitor CPI across marketing channels in real-time.

In addition, disclose the components of installation costs and address significant changes in cost behavior to the extent that they have caused fluctuations in each reported payback period. Refer to the Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release 33-10751) at https://www.sec.gov/rules/interp/2020/33-10751.pdf.

Response to Comment No. 8:

The Company has added disclosure on page 46 under “Our marketing efficiency” in response to the Staff’s comment.

The Company advises the Staff supplementally that the Company has replaced the concept of average cost per installation, or CPI, with “new player acquisition cost.” The Company considers this latter term to be more descriptive and more easily understandable, as it clarifies that the costs in question are for new users/players.

In addition, with respect to the “components of installation costs,” the Company advises the Staff that the term “new player acquisition cost” captures the entirety of the variable cost of a new install. In other words, the fees paid to the Company’s marketing partners for new installs constitute the full new install cost as noted on page 46. For competitive purposes, the Company does not disclose this cost publicly.

9.	Please disclose your basis for calculating payback period and further define install period (if other than each year presented).

Response to Comment No. 9:

The Company has revised the disclosure in the first paragraph under “Our marketing efficiency” on page 46 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

March 11, 2020

10.

Additionally, please make clear that your measurement of marketing efficiency is based solely on DoubleDown Casino, which, as you indicated on page 5, provides substantially all of your revenue to date. Qualify your disclosure to address how the resultant payback periods from long-standing games can be different from new releases based on their respective average installation costs.

Response to Comment No. 10:

The Company has revised the disclosure in the first paragraph on page 46 under “Our marketing efficiency” in response to the Staff’s comment.

The Company supplementally advises the Staff that, in the Company’s experience, the payback period does not correlate to the age of a game. The Company refers the Staff to additional disclosure in the first paragraph on page 46 relating to revenue retention rates.

Other key performance indicators and non-GAAP metrics and trends, page 46

11.

We note the negative trends in your Average MAU and Average DAU for consecutive quarters. Considering that these metrics are indicators of the potential number of paying players and engagement of your player base, please disclose how such declines have impacted current period revenues, whether they are expected to continue, and whether declining trends could foretell declining future revenues from paying players. Further balance your disclosure by addressing the implications of favorable ARPDAU trends resulting from declining average DAU.

Response to Comment No. 11:

The Company has added disclosure on page 52 under “Key performance indicators” and under “Other metrics” on page 53 in response to the Staff’s comment.

Supplementally, the Company advises the Staff that it has removed the table showing the quarterly KPI metrics now that the 2019 date is available for the full year. The Company believes that the additional disclosure explaining the relationship between the average MAU, average DAU, and ARPDAU on page 52 addresses the Staff’s comment.

Revenue and key performance indicators, page 50

12.

On page 12, you indicate that you derive nearly all your revenue from the sale of virtual chips to a small percentage of paying players and that the proportion of revenue from high-paying players (those who spend more than $500 per month) has been gradually rising in recent years. To enable your investors to better understand the extent of your revenue concentration, please disclose the proportion of high paying players in relation to the total number of paying players overall for each period presented.

Response to Comment No. 12:

The Company respectfully advises the Staff that the Company does not disclose this information publicly because of the likelihood it could cause significant competitive harm to its business.

Supplementally, the Company advises the Staff that there is no industry standard for defining high-paying players. The Company believes each industry participant sets its own standard for internal measurement.

U.S. Securities and Exchange Commission

March 11, 2020

Other income and other expenses, page 53

13.	Revise to disclose the basis for and the nature of the gains on foreign currency transaction and the remeasurements of intercompany items.

Response to Comment No. 13:

The Company has revised the table and related disclosure on page 55 in response to the Staff’s comment.

Liquidity and capital resources, page 55

14.	Please disclose the principal amount of convertible bonds and bonds with warrants that are outstanding. File the debt and warrant agreements as exhibits.

Response to Comment No. 14:

The Company has added disclosure with respect to the convertible bonds and bonds with warrants under “Short-term and long-term borrowings” on page 58 and has revised Note 4: Debt in response to the Staff’s comment. The Company has added a cross-reference on page 58 to Note 4: Debt.

Insomuch as the Company expects that these debt and warrant agreements will be terminated prior to the public filing, as noted above, the Company has determined not to submit such agreements at this time since it expects the agreements will not be operative at the time of the public filing. If the parties determine otherwise, the Company will file such agreements as exhibits accordingly.

Certain relationships and related party transactions

Our relationships with DoubleU Games, page 91

15.	Please file the loan agreements with DoubleU Games Co., Ltd. as exhibits.

Response to Comment No. 15:

The Company has included the requested exhibits in Amendment No. 1 as Exhibits 10.7 through 10.11.

16.	Please disclose the amounts paid to DoubleU Games Co., Ltd. under the DoubleU Games License Agreement for the years ended December 31, 2018 and 2019. Refer to Item 7.B of Form 20-F.

Response to Comment No. 16:

The Company has included the requested information on page 94 in the second paragraph under the caption “Certain relationships and related parties—Our relationship with DoubleU Games” and in its consolidated financial statements under “Note 12: Related party transactions” on pages F-24 and F-25.

U.S. Securities and Exchange Commission

March 11, 2020

Joint investment agreement, page 91

17.

Please clarify whether the joint investment agreement between DoubleU Games and STIC Special Situation Private Placement Joint Stock Company will continue unchanged after the offering. Provide risk factor disclosure of how this agreement will influence the company’s corporate governance and operations. Disclose in the prospectus summary that the agreement gives the parties the right to nominate a majority of the company’s board of directors. Identify the directors nominated by each party in your management disclosure. File the agreement as an exhibit.

Response to Comment No. 17:

In response to the Staff’s comment, the Company supplementally advises the Staff that, as noted on page 1 of this letter, the parties have the right under the Joint Investment Agreement to terminate that agreement in conjunction with, among other things, an initial public offering of the Company’s shares. We are informed by DUG that it intends to work with STIC to terminate the agreement prior to the public filing of the Form F-1. The Company has added disclosure to this effect under “Certain relationships and related party transactions—Joint investment agreement” on page 95. In such event, the agreement will have no impact on investors purchasing in the offering. Consequently, the Company does not intend to include it as an exhibit at this time. Should the above expectations change, the Company will amend the disclosure as appropriate and include the agreement as an exhibit.

18.

Please disclose the number and percentage of shares issuable pursuant to the conversion of the convertible bonds and exercise of the warrants held by STIC Special Situation Private Placement Joint Stock Company.

Response to Comment No. 18:

The Company has revised the disclosure on page 95 under “Certain relationships and related party transactions—Joint investment agreement—Equity-Linked Securities” in response to the Staff’s comment. The Company notes, for the Staff’s benefit, that the table under “Principal and selling stockholders” on page 91 has been updated accordingly.

Consolidated financial statements

Consolidated statement of net income and comprehensive income, page F-3

19.

You disclose on the face of the income statement that depreciation and amortization is excluded from cost of revenue. To avoid placing undue emphasis on “cash flow,” depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income (i.e., Gross Profit) before depreciation. Please revise to include applicable depreciation and amortization in cost of revenue. In the alternative, please remove the line item captioned “Gross Profit.” Please revise other presentations of Gross Profit throughout the filing. Refer to SAB Topic 11B.

Response to Comment No. 19:

The Company has revised the consolidated statement of net income and comprehensive income on page F-3 to remove the line item captioned “Gross profit.” The Company advises the Staff that conforming changes have been made throughout Amendment No. 1.

U.S. Securities and Exchange Commission

March 11, 2020

Consolidated statement of changes in shareholder’s equity, page F-5

20.

We note the material gain of $12 million on foreign currency translation, net of tax within the column “Accumulated other comprehensive income/(loss)” for the year ended December 31, 2018. Please revise to include the disclosures related to the foreign currency activity required by ASC 830-45-18 and 20 and 830-30-50-1. Tell us how you considered addressing the gain within Management’s Discussion and Analysis.

Response to Comment No. 20:

The Company has added disclosure on page 55 under “Other income and expenses” in “Management’s discussion and analysis of financial condition and results of operations—Results of Operations” to address the foreign currency activity and has added a new Note 9: Accumulated other comprehensive income on page F-22 in response to the Staff’s comment.

Note 2: Significant accounting policies

Revenue Recognition, page F-10

21.

Please tell us and clarify what the estimated period of time is that you recognize virtual currency revenue over the reported periods. In addition, please explain and clarify what you mean that for “most apps, revenue is recognized using a user-based revenue model.”

Response to Comment No. 21:

The Company has clarified and revised the language within Note 2: Significant accounting polices—Revenue recognition on page F-10. The Company supplementally advises the Staff that the term “most apps” was, in this case, used to distinguish virtual currency revenue from subscription revenue. However, the Company recognizes that this terminology may have created ambiguity and that subscription revenue recognition does not follow the user-based revenue model. The disclosure provides a general time frame for recognition of revenue for the periods reported but, due to competitive concerns, does not disclose the period.

Principal-agent considerations, page F-11

22.

Notwithstanding that various third-party platforms collect proceeds from your customers and remit an amount to you after deducting a platform fee, you record revenues on a gross basis. As stated hereunder, you have determined that you have control over the content and functionality of games prior to access by the end-user and therefore, are the principal in the arrangement. Addressing the terms of your arrangements with the third-party platform providers, tell us your assessment as to how your conclusion about control aligns with the principal indicators in ASC 606-10-55-39.

Response to Comment No. 22:

The Company respectfully advises the Staff that in preparing its disclosure for Note 2: Significant accounting policies—Principal-agent considerations, the Company assessed the following indicators within ASC 606-10-55-39 that an entity controls the specified good or service before it is transferred to a customer:

•	The entity is primarily responsible for fulfilling the promise to provide the specified good or service.

U.S. Securities and Exchange Commission

March 11, 2020

The Company is responsible for fulfilling the promise to provide its apps to the end user. The platform providers are not acting on the Company’s behalf as they have no rights to build, modify, add, delete, or control how the apps operate. The platform providers do not supply the virtual chips purchased when an end user makes a purchase, there obligation is strictly to perform the function of collecting payment. The app itself, through the Company’s control and app development, supplies the end user with the virtual currency upon notification of a completed purchase through the platform host.

•	The entity has inventory risk.

The Company does not sell any tangible items and therefore has no inventory risk.

•	The entity has discretion in establishing the price for the specified good or service.

The Company bears the burden and ownership to establish the pricing matrix for virtual chips and subscription fees. The platform providers have no rights to control how the Company defines its pricing.

The platform providers offer a hosting platform only and, as defined by the standard terms and conditions, “act as our agent/commissionaire for the marketing and delivery of our apps to the end-user and facilitate payment only for use of our application on their platform.” Further, the agreements specifically state, “The parties acknowledge and agree that the relationship under the developer agreement, is, and shall be, that of principal and agent, or principal and commissionaire and that we are the principal and shall be solely responsible for any and all claims and liabilities, and that we control the rights to the fulfillment of the applications to the end user.”

Accordingly, as the Company indicates in Note 2 on page F-10, because it has control over the content and functionality of its games before they are accessed by the end user, the Company has concluded that it is a principal in the transaction, and thus recognizes revenue at gross. Platform processing fees paid to platform providers are recorded within cost of revenue.

Contract assets, Contract liabilities and other disclosures, page F-12

23.

Please disclose the nature of performance obligations specified in your non-cancellable contracts governing customer purchases of virtual currency, as well as your recently launched subscription model (page 48). Further describe when and how the respective performance obligations are satisfied. Refer to ASC 606-10-50-12.

Response to Comment No. 23:

The Company advises the staff that it has evaluated the nature of our performance obligations and has determined that our virtual chip sales should be treated as a single performance obligation recognized over time. This is described in detail in our original disclosure in Note 2: Significant accounting policies, revenue recognition. The purchase of virtual currency, once deposited into a customer’s account, is not separately identifiable from previously purchased virtual currency or virtual currency obtained by the game player for free. For the vast majority of games in our apps, the customer must connect to our servers, there is no ability to play offline. Therefore, the Company has the obligation to keep its servers up and running the app until the customer has consumed their virtual currency. Based on an analysis of customers’ historical play behavior, purchase behavior, and the amount of virtual currency outstanding, we are able to estimate the rate that virtual currency is consumed during gameplay. Accordingly, revenue is recognized using a user-based revenue model with the period between purchases representing the timing difference between virtual currency purchase and consumption. At December 31, 2019, this time period was approximately five days.

Under the Company’s newly launched subscription model, the end customer is purchasing access to other content and benefits within the app that are not available to non-subscribers. The customer obtains these benefits for a one-month period of time, which commences upon purchase. These subscription purchases are paid up-front and auto-renew through the payment provider until cancelled by the customer. These subscription sales are treated as a single performance obligation recognized over time. The Company provides immediate access to the other content and benefits within the app and assumes responsibility to provide these services for one-month and thereafter monthly until cancelled by the customer.

To further clarify these items, the Company has revised Note 2: Significant accounting policies—Revenue recognition—Contract assets, contract liabilities on pages F-11 and F-12 and other disclosures accordingly.

U.S. Securities and Exchange Commission

March 11, 2020

New accounting guidance not yet adopted, page F-13

24.

Tell us how you evaluated the impact of adopting Part I (Accounting for Certain Financial Instruments with Down Round Features) of ASU 2017-11. In this regard, we note your disclosure on page F-16 that the BW warrants have a down round feature. Additionally, the conversion price for the CB bonds, similar to the warrant exercise price, is subject to an adjustment based on both the magnitude and size and price of new equity offerings.

Response to Comment No. 24:

The Company respectfully refers the Staff to the revised disclosure on pages F-17 and F-18 in Note 4: Debt and Note 2: Significant accounting policies—Recent accounting guidance on page F-13 where disclosure was added on ASU 2017-11.

Segment information, page F-13

25.	Please revise to disclose entity-wide information and information on geographic areas and products and services of your operating segment pursuant to ASC 280-10-50-38 through 41.

Response to Comment No. 25:

The Company has revised the presentation of entity-wide information and the presentation of segment information in Note 2: Significant accounting policies—Revenue recognition (Disaggregation of revenue) on page F-11 to include information on geographic areas.

Note 4: Term loans, convertible bonds, and bonds with warrants

Convertible bonds and bonds with warrants, page F-16

26.

Please disclose the numbers of shares into which the CB bonds are convertible and the BW warrants are exercisable based on their respective formulas. Describe how they can be affected by the magnitude of both the size and price of new equity financing. Refer to ASC 505-10-50-7.

Additionally, please explain what you mean by a “low probability of occurrence” and why it is a factor for ascribing no value to a down round feature. Refer to your basis in the accounting literature.

Response to Comment No. 26:

The Company has revised the disclosure in Note 4: Debt on page F-17 to disclose the number of shares into which the convertible bonds are convertible and the number of shares issuable upon exercise of the warrants, as well as to describe how they may be affected by the magnitude of dilution to the existing shareholders. In addition, Note 4: Debt, as revised, provides the requested explanation of remoteness on pages F-17 and F-18.

U.S. Securities and Exchange Commission

March 11, 2020

Bond Warrants, page F-19

27.	Revise to disclose the rights and privileges of the bond warrants pursuant to ASC 505-10-50-3.

Response to Comment No. 27:

The Company has revised the disclosure in Note 4: Debt on pages F-17 and F-18 in response to the Staff’s comment.

Note 6: Shareholder’s equity

Common Stock, page F-19

28.

You disclosed that your common stock has no preemptive rights. However, on page 95, you made reference to preemptive rights of all stockholders who are listed on your stockholders register as of the relevant record date. Please clarify the inconsistencies and disclose such preemptive rights, if any. Additionally, disclose the shareholders’ privilege to receive a distribution of free shares (when applicable) as further indicated on page 95. Please confirm to us that your Note 6. disclosures comply with ASC 505-10-50-3.

Response to Comment No. 28:

The Company has revised Note 7: Shareholder’s equity on page F-21 in response to the Staff’s comment. In addition, the Company has expanded the disclosure of the rights and privileges of the parties to the Joint Investment Agreement, the holders of the convertible bonds, and holders of non-convertible bonds and warrants in Note 4: Debt on pages F-16 through F-18.

Supplementally, the Company confirms to the Staff that the revised disclosures comply with ASC 505-10-50-3.

General

29.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment No. 29:

The Company supplementally advises the Staff that, to date, no written communications have been presented to potential investors in reliance on Section 5(d) of the Securities Act.

30.	Please disclose the source of the statement in your prospectus that DoubleDown Casino has been in the top 20 grossing mobile games on Apple App Store since 2015.

Response to Comment No. 30:

The Company has revised the disclosure on pages 1, 44, and 64 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

March 11, 2020

Additional Information:

The Company supplementally advises the Staff that it has added a bibliography of referenced industry sources to Amendment No. 1 just prior to page F-1.

The Company supplementally advises the Staff that it has submitted with Amendment No. 1 the license agreements with IGT and DUG as Exhibits 10.1 through 10.6. Portions of Exhibits 10.1 through 10.5 contain certain information that is not material and would likely cause competitive harm to the Company if publicly disclosed. Pursuant to amendments to Regulation S-K, Rule 601(b)(10)(iv), we have (i) marked the exhibit index to indicate that portions of Exhibits 10.1 through 10.5 have been omitted, (ii) included a prominent statement on the first page of each such Exhibit that certain identified information has been excluded therefrom because it is both not material and would be competitively harmful if publicly disclosed, and (iii) indicated with brackets where the information has been omitted. If requested by the Staff, the Company will provide an unredacted copy on a supplemental basis pursuant to Rule 83.

We thank the Staff for its review and consideration of the Company’s Amendment No. 1 and the foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at jonesb@gtlaw.com.

Sincerely,

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

cc:	Office of International Corporate Finance, Securities and Exchange Commission

In Keuk Kim, Chief Executive Officer, DoubleDown Interactive Co., Ltd.

Joseph A. Sigrist, Chief Financial Officer, DoubleDown Interactive Co., Ltd.

Iksoo Kim, Esq., Greenberg Traurig, LLP